Exhibit 99.1

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets (unaudited)	2-3

Condensed Interim Consolidated Statements of Operations (unaudited)	4

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (unaudited)	5-6

Condensed Interim Consolidated Statements of Cash Flows (unaudited)	7

Notes to the Condensed Interim Consolidated Financial Statements	8-16

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ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2022	December 31, 2021
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$63,212	$100,811
Restricted cash	143	125
Short term bank deposits	400	-
Trade receivable	2,094	187
Prepaid expenses and other receivables	1,492	3,058
Total current assets	67,341	104,181

NON- CURRENT ASSETS:

Operating lease right-of-use assets	536	-
Property and equipment, net	1,683	1,165
Total non-current assets	2,219	1,165
Total assets	$69,560	$105,346

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands

	September 30, 2022		December 31, 2021
	(Unaudited)		(Audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term loan	$-		$4,916
Trade payables	1,712		2,005
Operating lease liabilities	384		-
Employees and payroll accruals	2,086		3,095
Deferred revenue	351		726
Accrued expenses and other payables	2,609		4,725
Total current liabilities	7,142		15,467

LONG-TERM LIABILITIES:
Operating lease liabilities	73		-
Warrant Liability	4,992		10,056
Total long-term liabilities	5,065		10,056

SHAREHOLDERS’ EQUITY:
Ordinary Shares	*	)	*	)
Additional paid-in capital	206,382		199,469
Accumulated deficit	(149,029)		(119,646)
Total shareholders’ equity	57,353		79,823
Total liabilities and shareholders’ equity	$69,560		$105,346

*)	Represents less than $1.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,
	2022	2021
	(Unaudited)

Revenues	$3,368	$1,729
Cost of revenues	1,066	1,116
Gross profit	2,302	613

Operating expenses:

Research and development, net	25,904	16,984
Sales and marketing	3,427	1,137
General and administrative	6,587	1,793
Total operating expenses	35,918	19,914

Operating loss	(33,616)	(19,301)

Financing expenses (income), net	(4,233)	22,944

Net loss	$(29,383)	$(42,245)

Basic and diluted loss per ordinary share	$(0.46)	$(4.40)

Weighted-average number of ordinary shares *	63,341,817	9,596,666

*	Prior share and per share information has been retroactively adjusted to reflect the recapitalization of the Company on October 7, 2021, which included the conversion of preferred shares and exercise of warrants, a 1:46.25783 stock split and a change in the par value per share of the ordinary shares from NIS 0.01 to NIS 0.000216 per share. See Note 7.

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary Shares			Additional paid-in	Accumulated	Total Shareholders’
	Number	Amount		capital	deficit	equity

Balance at December 31, 2021	63,016,856	*	)	$199,469	$(119,646)	$79,823

Stock-based compensation	-	-		6,377	-	6,377
Warrants to service providers	-	-		272	-	272
Exercise of options	701,347	*	)	264	-	264
Net loss	-	-		-	(29,383)	(29,383)
Balance at September 30, 2022 (Unaudited)	63,718,203	*	)	$206,382	$(149,029)	$57,353

*)	Represents less than $1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIENCY (UNAUDITED)

U.S. dollars in thousands (except share data)

	Redeemable convertible preferred Shares															Additional		Total
	Seed		Series A		Series A-1		Series B		Series B-1		Series B-2		Total	Ordinary Shares		paid-in	Accumulated	Shareholders’
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Amount	Number	Amount	capital	deficit	deficiency

Balance at December 31, 2020*	5,540,254	$650	7,780,937	$9,394	5,460,043	$2,500	10,863,143	$32,159	4,144,887	$10,447	71,977	$290	$55,440	9,272,428	*)	$1,397	$(61,554)	$(60,157)

Exercise and conversion of warrants	-	-	-	-	-	-	-	-	-	-	1,021,974	6,120	6,120	-	-	-	-	-
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	488	-	488
Warrants to service providers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	56	-	56
Exercise of options	-	-	-	-	-	-	-	-	-	-	-	-	-	734,991	*)	212	-	212
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(42,245)	(42,245)

Balance at September 30, 2021* (Unaudited)	5,540,254	$650	7,780,937	$9,394	5,460,043	$2,500	10,863,143	$32,159	4,144,887	$10,447	1,093,951	$6,410	$61,560	10,007,419	*)	$2,153	$(103,799)	$(101,646)

*)	Represents less than $1.

*	Retroactively reflects the recapitalization of the Company on October 7, 2021, which resulted included a 1:46.25783 stock split and a change in par value from NIS 0.01 to NIS 0.000216 per share. See also Note 7, Share Capital.

The accompanying notes are an integral part of the condensed interim consolidated financial statements

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Nine months ended September 30,
	2022	2021
	(Unaudited)

Cash flows from operating activities

Net Loss	$(29,383)	$(42,245)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	349	246
Share-based compensation	6,377	488
Warrants to service providers	272	56
Revaluation of warrants and accretion	(4,761)	4,738
Revaluation of convertible loan	-	17,866

Changes in operating assets and liabilities:

Decrease (increase( in trade receivable	(1,907)	(162)
Decrease (increase) in prepaid expenses and other receivables	1,566	(74)
Operating lease ROU assets and liabilities, net	(79)	-
Increase (decrease) in trade payables	(585)	1,645
Increase (decrease) in employees and payroll accruals	(1,009)	965
Increase (decrease) in deferred revenue	(375)	665
Increase (decrease) in accrued expenses and other payables	(2,116)	331
Net cash used in operating activities	(31,651)	(15,481)

Cash flows from investing activities:
Change in bank deposits	(400)	100
Purchase of property and equipment	(576)	(687)
Net cash used in investing activities	(976)	(587)

Cash flows from financing activities:
Repayment of long-term loan	-	(2,639)
Proceeds from short term loan		4,733
Payment of deferred transaction costs	-	(117)
Repayment of short-term loan	(5,218)	-
Proceeds from exercise of warrants	-	3,637
Proceeds from exercise of options	264	212
Proceeds from convertible loan	-	11,337
Net cash provided by (used in) financing activities	(4,954)	17,163
Increase (decrease) in cash, cash equivalents and restricted cash	(37,581)	1,095
Cash, cash equivalents and restricted cash at the beginning of period	100,936	2,954
Cash, cash equivalents and restricted cash at the end of period	63,355	4,049
Supplemental non-cash disclosure:
Purchase of property and equipment	$292	-
Conversion of warrants liability into convertible preferred shares	-	$2,483
Deferred transaction costs	-	$1,569

Supplemental disclosure of cash flows activities:
Interest paid	$250	$167

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 1:-  General

a.	Arbe Robotics Ltd. (the “Company”) was founded and registered on November 4, 2015 and commenced its activities in January 2016. The Company, a provider of 4D imaging radar solutions, is leading a radar revolution, enabling safe driver-assist systems today while paving the way for fully autonomous driving in the future. Arbe is empowering automakers, tier-1 suppliers, which are companies that supply parts or systems directly to OEMs, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with next-generation sensing and paradigm-changing perception.

b.	On October 26, 2017, the Company established a Delaware subsidiary, named “Arbe Robotics US Inc”. Arbe Robotics US Inc is engaged mainly in the Company’s sales in the U.S.

c.	On March 18, 2021, the Company entered into a business combination agreement (the “Merger Agreement”) with Industrial Tech Acquisitions Inc. (“ITAC”), a Delaware corporation that was a special purpose acquisition company (generally known as a SPAC), and whose business was to enter into a business combination agreement. In connection with the Merger Agreement, the Company established a wholly-owned Delaware subsidiary, Autobot MergerSub, Inc. (“Merger Sub”) which was merged into ITAC pursuant to the Merger Agreement.

On October 7, 2021, the business combination was consummated, and Merger Sub merged with and into ITAC, with ITAC becoming a wholly-owned subsidiary of the Company, and the securityholders of ITAC becoming securityholders of the Company. In connection with the Merger, the name of ITAC was changed to Autobot HoldCo, Inc. In connection with the Merger, the Company’s ordinary shares and warrants were listed on the Nasdaq Capital Market.

d.	The Company depends on a certain supplier for the development and production of its products. If this supplier fails to deliver or delays the delivery of the necessary products, the Company will be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company’s results of operations and financial position.

e.	The novel coronavirus (“COVID-19”) pandemic created and may continue to create significant uncertainty in macroeconomic conditions, and the extent of the impact of the pandemic on the Company’s operational and financial performance will depend on various future developments, including the duration and spread of the COVID-19 outbreak and impact on the Company’s customers, suppliers, contract manufacturers and employees, all of which is uncertain at this time. Although the restrictions that had been imposed by governments have largely been reduced, if not eliminated, the People’s Republic of China (“PRC”) has maintained its zero-COVID policy, with resulting lockdowns and closures, which may affect the Company’s business with PRC-based tier-1 suppliers and automakers.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 1:- General (Cont.)

The Company believes that the long-term horizon of its business plans can mitigate the impact of the pandemic. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the Company for the nine months ended September 30, 2022. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods. The Company cannot predict the effect on its business with PRC customers of hospitalizations and deaths which may result for the change in the PRC’s government’s change from the zero COVID policy.

Note 2:- Significant Accounting Policies

a.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, these interim condensed financial statements do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments necessary for a fair presentation.

The balance sheet as of December 31, 2021 has been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2021.

The significant accounting policies disclosed in the Company’s audited 2021 consolidated financial statements and notes thereto have been applied consistently to these unaudited interim consolidated financial statements. Results for the nine months ended September 30, 2022 are not necessarily indicative of results that may be expected for the year ending December 31, 2022.

b.	Use of estimates:

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions including fair value of warrants and share-based compensation. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 2: - Significant Accounting Policies (Cont.)

c.	Recently adopted accounting pronouncements:

On January 1, 2022, the Company adopted Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02) relating to the accounting treatment of lease obligations, using the modified retrospective. Results and disclosure requirements for reporting periods beginning after January 1, 2022 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with the Company’s historical accounting under Topic 840.

The Company elected the package of practical expedients permitted under the transition guidance, which allowed it to carry forward its historical lease classification prior to January 1, 2022. The Company also elected not to recognize a lease liability and a right-of-use (“ROU”) asset on the balance sheet for leases with a term of twelve months or less. The Company recognizes the associated lease payments in the consolidated statements of income on a straight-line basis over the lease term.

Under Topic 842, The Company determines if an arrangement is a lease at inception. ROU assets and lease liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers fixed and determinable payments at the time of commencement. As most of the Company leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments. The ROU asset is recorded net of any lease incentives received. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:- REVENUE

Disaggregation of Revenues

Revenue disaggregated by geography, based on the billing address of the Company’s customers, consists of the following (in thousands):

	Nine months ended September 30,
	2022		2021
	Revenue	% of Revenue	Revenue	% of Revenue
Revenue by geography:
USA	$80	2.4%	$29	1.7%
Sweden	1,224	36.4%	757	43.7%
Germany	243	7.2%	318	18.4%
China	1,476	43.9%	447	25.8%
Hong Kong	-	-	35	2.0%
Italy	124	3.7%	-	-
Israel	31	0.8%	34	2.0%
Switzerland	190	5.6%	53	3.0%
Other	-	-	58	3.4%
Total revenue	$3,368	100%	$1,729	100%

Contract Liabilities

There are no changes to contract liabilities accounting policy from the audited consolidated financial statements and accompanying notes for the year ended December 31, 2021. Contract liabilities presented as deferred revenue amounted to $351 and $726 as of September 30, 2022, and December 31, 2021, respectively.

Remaining Performance Obligation

The Company’s remaining performance obligations are comprised of product and engineering services not yet performed. As of September 30, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations was $300, which the Company expects to recognize as revenue over the next 12 months.

Note 4:- COMMITMENTS AND CONTINGENT LIABILITIES

The Company participated in programs sponsored mainly by the Israeli Innovation Authority (“IIA”), an Israeli government agency, for the support of its research and development activities. Through September 30, 2022, the Company had obtained grants aggregating to $3,723 for certain of its research and development projects. The Company is obligated to pay royalties to the IIA, amounting to 4% of the sales of the products and other related revenues generated from such projects. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received, plus annual interest generally equal to 12-months LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

NOTE 5:- SHORT-TERM LOAN

On August 16, 2021, the Company and its wholly-owned U.S. subsidiary, Arbe Robotics US, Inc., entered into a debenture agreement with Scintilla Fund L.P. (“Scintilla”) pursuant to which the Company had the right to borrow up to $10,000.

In August 2021, the Company borrowed $5,000, part of which was used to prepay certain outstanding loans. The Company had the right to borrow an additional $5,000 within 90 days from the initial disbursement but did not exercise this right. The loan bore interest at 10% per annum and matured on July 1, 2022. The Company paid a $250 facility arrangement fee at the initial closing and was obligated to pay a fee equal to 4% of the amount borrowed when the loan is repaid. On June 30, 2022, the loan was paid.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 6:- LEASES

The Company has entered into various non-cancelable operating lease agreements for certain office spaces in Israel. The leases have original lease periods expiring through 2024, some of which may include options to extend the leases for up to one additional year. The Company does not assume renewals in its determination of the lease term unless the renewals are considered as reasonably assured at lease commencement.

Supplemental cash flow information related to leases was as follows:

	Nine months ended September 30,
	2022	2021
Cash payments and expenses related to operating leases	(280)	(170)
Operating lease right-of-use assets and liabilities, net	(79)	-

Maturities of lease liabilities as of September 30, 2022, were as follows:

Operating leases
2022 (three months ended December 31, 2022)	92
2023	371
2024	33
Total lease payments	496

Supplemental balance sheet information related to operating leases were as follows:

September 30,
2022
Operating lease right-of-use assets	$536
Current maturities of operating leases	$384
Long-term operating lease liabilities	$73
Weighted average remaining lease term (in years)	1.3
Weighted average discount rate	5.44%

Note 7:- warrant liability

As a result of the Merger, the Company assumed a derivative warrant liability related to 3,112,080 private placement warrants that had been issued by ITAC and assumed by the Company pursuant to the Merger Agreement. The Company utilizes a Black-Scholes option pricing model to estimate the fair value of the private placement warrants and are considered a Level 3 fair value measurement. The private warrants are measured at each reporting period, with changes in fair value recognized in the statement of operations.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 8:- Share Capital

As part of the recapitalization, in connection with the closing of the merger with ITAC, the Company’s board of directors and shareholders approved a recapitalization, effective October 7, 2021, pursuant to which (i) all warrants (other than certain outstanding warrants) were exercised, (ii) all outstanding preferred shares, including preferred shares issued upon exercise of warrants, were converted into ordinary shares and (iii) the ordinary shares that were outstanding after the exercise and conversion pursuant to clauses (i) and (ii) became and were converted into a total of 48,268,611 ordinary shares. The recapitalization resulted in a 46.25783-for-one stock split and a change in the par value of the ordinary shares from NIS 0.01 per share to NIS 0.000216 per share. As a result, all ordinary shares, preferred shares, options to purchase ordinary shares, warrants to purchase preferred shares, exercise price and net loss per share amounts in these financial statements were adjusted retroactively for all periods presented in these consolidated financial statements as if the stock split and change in par value had been in effect at the beginning of the period covered by these consolidated financial statements.

Note 9:- SHARE BASED COMPENSATION

a.	General:

During 2016, the Company adopted the 2016 Share Incentive Plan (the “2016 Plan”) which provides the Company with the ability to grant its employees, directors and service providers options to purchase Ordinary Shares of the Company, at a purchase price as determined by the Board of Directors at the date of grant. Pursuant to the 2016 Plan, 3,384,454 ordinary shares were reserved for issuance under the 2016 Plan.

In August 2021, the Board of Directors approved and in September 2021 the shareholders approved, the 2021 Equity Incentive Plan (the “2021 Plan”) which became effective upon to the closing of the merger with ITAC on October 7, 2021. The 2021 Plan covers (a) 4,079,427 ordinary shares plus (b) (and without the need to further amend the Plan) on January 1 of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031), a number of ordinary shares equal to the lesser of: (i) 5% of the total number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, and (ii) an amount determined by the Board, if so determined prior to the January 1 of the calendar year in which the increase will occur. For 2022, the plan was increased by 3,150,843 shares, bringing the total ordinary shares subject to the 2021 Plan to 7,230,270. Upon the adoption of the 2021 Plan, the Company will no longer grant any awards under the 2016 Plan, although previously granted options under the 2016 Plan will remain outstanding and governed by the 2016 Plan and awards available for grant under the 2016 Plan which had not been issued or which expired unexercised may be issued pursuant to the 2021 Plan.

b.	During the nine months ended September 30, 2022, the Company granted options and RSUs to purchase 2,791,338 ordinary shares, options and RSUs for 507,907 ordinary shares were forfeited, options to purchase 559,719 ordinary shares were exercised and RSUs for 141,628 ordinary shares were vested.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 9:- SHARE BASED COMPENSATION (Cont.)

c.	Fair value factors:

The following table set forth the parameters used in the computation of the options compensation to employees:

	Nine months ended September 30,
	2022	2021
Expected term, in years	4.41-6.11	4.61
Expected volatility	47%	42%-43%
Risk-free interest rate	1.74%-3.36%	0.49%-0.80%
Expected dividend yield	0%	0%

Fair Value:

Prior to October 7, 2021, the date the merger was consummated and the Company’s ordinary shares became publicly traded, in determining the fair value for share options granted, the board of directors considered the fair value of the ordinary shares as of each grant date and the fair value of the ordinary shares underlying the share options was determined by the board of directors at each award grant date based upon a variety of factors, including the results obtained from independent third-party valuations, the Company’s financial position and historical financial performance, the status of technological developments within the Company’s products, the composition and ability of the current management team, an evaluation or benchmark of the Company’s competition, the current business climate in the marketplace, the illiquid nature of the ordinary shares, recent arm’s length sales of the Company’s capital stock, the effect of the rights and preferences of the Company’s preferred shareholders, and the prospects of a liquidity event, among others. Commencing October 7, 2021, the fair value of the ordinary shares is the market price of the ordinary shares.

Expected volatility:

As the Company was privately owned until October 2021, there is not sufficient historical volatility for the expected term of the stock options. Therefore, the Company uses an average historical share price volatility based on an analysis of reported data for a peer group of comparable publicly traded companies which were selected based upon industry similarities.

Expected term (years):

Expected term represents the period that the Company’s option grants are expected to be outstanding. There is not sufficient historical share exercise data to calculate the expected term of the stock options. Therefore, the Company elected to utilize the simplified method to value option grants. Under this approach, the weighted-average expected life is presumed to be the average of the shortest vesting term and the contractual term of the option.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 9:- SHARE BASED COMPENSATION (Cont.)

Risk-free interest rate:

The Company determined the risk-free interest rate by using a weighted-average equivalent to the expected term based on the U.S. Treasury yield curve in effect as of the date of grant.

Expected dividend yield:

The Company does not anticipate paying any dividends in the foreseeable future. Thus, the Company used 0% as its expected dividend yield.

d.	The following table presents share-based compensation expense for employees included in the Company’s consolidated statements of operations:

	Nine months ended September 30,
	2022	2021
Research and development	$4,140	$348
Sales and marketing	1,007	64
General and administrative	1,135	42
Cost of revenues	95	34
Total stock-based compensation expense	$6,377	$488

Share based compensation expenses are not deductible for Israeli income tax purposes, and therefore the Company did not recognize any tax benefits related to the share-based compensation for the nine months ended September 30, 2022 and 2021.

During the nine months ended September 30, 2022 and 2021, the Company recognized the total fair value of warrants issued to non-employee service providers of $272 and $56, respectively.

NOTE 10:- NET LOSS PER SHARE ATTRIBUTIBLE TO ORDINARY SHARHOLDERS

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Nine months ended September 30,
	2022	2021
Numerator:
Net loss	$(29,383)	$(42,245)
Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted*	63,341,817	9,596,666
Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.46)	$(4.40)

ARBE ROBOTICS LTD. AND ITS SUBSIDIARY

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- SEGMENT INFORMATION

The Company operates in one operating and reportable segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, who is the Company’s chief executive officer (“CEO”), in deciding how to allocate resources and assessing performance. The Company’s chief operating decision maker allocates resources and assesses performance based upon discrete financial information at the consolidated level.

Revenue by geography can be found in the revenue recognition disclosures in Note 3 above. The following table presents the Company’s property and equipment, net of depreciation, by geographic country:

	September 30,	December 31,
	2022	2021
Israel	$1,683	$1,165
United States	-	*)
Total property and equipment, net:	$1,684	$1,165

*)	Represents less than $1.

Number of Customers accounted for over 10% of Revenue:

During the nine months ended September 30, 2022, the Company had three customers that accounted for 78.18% of revenues: 34.9% from Customer A, 23.0% from Customer B and 20.2% from Customer C. During the nine months ended September 30, 2021, the Company had three customers that accounted for 79.5% of revenues: 43.5% from Customer A, 19.8% from Customer B and 16.2% from Customer D.

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